Exhibit 99.19

Mediaset Investment N.V. Annual report 2018 Traderegister Cha mber of Commerce Amsterdam, number 70347379 Adopted by the General Meeting

Mediaset Investment N.V. Annual report 2018 Table of contents Financial Statements page 1 -Balance sheet as per 31.12.2018 page 2 -Profit and loss 2018 page 3 - Notes to the financial statements page 5 - Notes to the balance sheet page 7 - Notes to the profit and loss account Other information - Statutory provision of the result appropriation -Independent auditor's report

Mediaset Investment N.V. Balance sheet as per December 31, (Before result appropriation) 2018 Notes 31.12.2018 31.12.2017 EUR EUR ASSETS CURRENT ASSETS Receivables Receivables from parent company 1 8.782 0 Cash and cash equivalent 2 191.162 44.900 TOTAL ASSETS 44.900 199.944 EQUITY AN D LIABILITIES SHAREHOLDERS'EQUITY Issued share capital Share premium reserve Accumulated deficit Loss for the year 3 90.000 155.000 -33.704 -27.744 183.552 45.000 0 0 -33.704 11.296 CURRENT LIABILITIES Other payables and accrued expenses 4 16.392 33.604 TOTAL EQUITY AND LIABILITIES 199.944 44.900 page 1

Mediaset Investment N.V. Profit and loss 2018 2018 20.12.2017-31.12.2017 Notes EUR EUR General expenses Total operating expenses 5 36.526 33.704 36.526 33.704 Operating result ·36.526 -33.704 Result before tax -36.526 ·33.704 Taxation 6 8.782 0 RESULT AFTER TAXATION -27.744 -33.704 page 2

Mediaset Investment N.V. Notes to the financial statements General The Company is a limited liability company incorporated under the laws of The Netherla nds on December 20, 2017, having its statutory seat in Amsterda m a nd office address a t Viale Europa 46, 20093 Colog no Mon zese, Italy. Comparative figures The figures of the fina ncial statement are compared with the related figure of the financial year 2017. As the compa ny IS mcorporated m December Ul'l the comparative hgures ot the profit and loss are only for the period starting 20 December 2017 until 31 December 2017. Group structure The L.:ompany IS owned by Medwsct ::;pa, an ltalla n comp any w1th Its othcia l statutory seat in Milan, Italy . The a nnual accounts of the Company are included in the consolidated accounts of Mediaset Spa. Activities The objects of the Company are to participate in, to take an interest in and conduct the m a nagement of other business enterprises of whatever nature. Going Concern neca use tne L-ompa ny IS Incorporatea m Ul/ ana nas no actiVIties yet, tne reswt ror 2018 has been still negative. The paren t company has guara nteed continuing the activities of the company for at least 12 months from the date of approval of the financial statements of the Company. PRINCIPLES OF VALUATION OF ASSETS AND LIABILITIES General The Financial statements are prepared in accordance with the provisions of Title 9, Book 2 of the Dutch Civil Code ("Dutch GAAP"). The statements are prepared in Euros. All assets and liabilities are valued at nominal value, unless stated otherwise. page 3

Current liabilities The current liabilities concern the liabilities with a duration shorter than one year. TheRe lihilit.ieA re vlu ecl t. fce vlu e un l eAR At.tee! ot.h erwiAe. PRINCIPLES OF THE DETERMINATION OF THE RESULT General Income and expe nses are accounted for on a accr ual basis. .Proht IS only mcluded when realized on the balance sheet date. lncome IS considered to be realized when services have been rendered respectively goods have been supplied. Losses attributable to the financial year are taken into account if they becom e know n before the preparation of financial statement. Taxation Taxes are calculated on the result betore tax m the proht and loss, takmg mto account a ny losses carried forward from previous years and tax - exempt item s plus non deductible expenses using the applicable rates. Deferred tax relating to taxable losses will expected and can be compensated. be capitalized whe n taxable profits are Risks exposure At the moment the Company has no exposed to particular risks to be mentioned. page 4

Mediaset Investment N.V. Notes to the balance sheet 31.12.2018 31.12.2017 EUR EUR 1-Receivables from parent company 8.782 Current account Mediaset Spa 0 2 - Cash and cash equivalent 191.162 44.900 Intesa Sanpaolo Bank current account All cash and cash equivalent are at the Company's fi:ee disposal. 3 - Shareholders' equity Issued share capital 45.000 Incorporation on Decem ber 20. 2017 Balance as per January 1 2018 45.000 Increase of capital Increase on October 4, 2018 N. 45,000 new share with a face value EUR 1 have been iussued at a price of EUR 4.44 each one. 45.000 90.000 Issued share capital as per 31.12.2018 155.000 Share premium reserve as per 31.12.2018 Movement schedule Balance as per January 12018 Increase due to issu a nce new shares, con seque ntely to the price of each share, the difference of EUR 3,44 for share premium amounts to a total of EUR 155.000 Balance as per December 312018 0 155.000 155.000 page 5

Accumulated deficit -33.704 -27.744 Balance as per January 1 2018 Result 2018 -61.448 Balance as per December 31, 2018 183.552 EQUITY AS PER 31.12.2018 Proposal of appropriation result of the year For the appropriation of the result of the fina ncial year added to the Accumulated deficit. 2018, the loss of the year will be 31.12.2018 EUR 31.12.2017 EUR 4 - Other payables and accrued expenses Other payables Invoices to be received 266 16.126 16.392 232 33.373 33.605 page 6

Mediaset Investment N.V.

Notes to the profit and loss account

	2018	20.12.2017 until 31.12.2017
	EUR	EUR
5 - General expenses		
Audit fees	19.976	12.705
Accounting fee	7.829	2.904
Legal fees	592	15.639
Tax advisory	5.153	1.815
Bank charges	662	281
Other general expenses	2.314	360
	36.526	**33.704**

Staff members

No personnel was employed during the 2018 (2017 no personnel).

6 - Taxation

Benefit tax consolidation	8.782	0

In 2018 the company opted for the domestic Tax consolidation regime, effective from January 1 2018 until December 2020. The taxable result of the Company is included in the consolidated fiscal result of Mediaset Group.

Subsequent events

No events have occurred since balance sheet date, which would change the financial position of the Company and which require adjustments of or disclosure in the annual accounts now presented.

Cologno Monzese (Italy), March 8, 2019

Mediaset Investment N.V.
The Managing Directors
Mrs M. Ballabio

Mr Luigi Motta

Mr Pasquale Straziota

Mr Marco Giordani

Mr. Simone Sole

page 7

Mediaset Investment N.V. Other information Statutory provision of result appropriation 1ne pronts snau oe at rree rusposa1 or tne uenera1 lVleetmg. 1ne compa ny m ay oruy make distributions to shareholders a nd other persons entitled to distributable profits to the extent that its sh are holders'equity exceeds the sum of its issued share capital and the reserves to be maintained by law. Independent auditor's report The independent a uditor's report is following on the next pages.